QWICK MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2018 and 2017
(Unaudited)
(Stated in U.S. Dollars)

NOTICE OF NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of the Company for the period ended June 30, 2018 have been prepared in accordance with United States generally accepted accounting principles and are the responsibility of the Company’s management. In accordance with the disclosure requirements of National Instrument 51-102 released by the Canadian Securities Administrators, the Company’s independent auditors have not performed an audit or review of these interim consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED BALANCE SHEETS
 (Stated in U.S. Dollars)

	June 30, 2018	December 31, 2017
	(Unaudited)
ASSETS

Current
Cash	$37,968	$17,206
Receivables	41,643	12,864
Inventory	133,309	128,773
Prepaid expenses	57,463	21,911
Total Current Asssets	270,383	180,754

Equipment	75,383	89,624

Intangible Assets	73,347	78,718

Total Assets	$419,113	$349, 096

LIABILITIES

Current
Accounts payable and accrued liabilities	$117,786	$103,877
Due to related parties	1,247,404	911,438
Current portion of capital lease obligations	9,153	9,475
Total Current Liabilities	1,374,343	1,024,790

Deferred Revenue	3,038	3,188

Capital Lease Obligations	31,466	37,833
Total Liabilities	1,408,847	1,065,811

SHAREHOLDERS’ EQUITY

Share Capital
Authorized:
400,000,000 common shares, $0.001 par value;
100,000,000 preferred shares, $0.001 par value, and series as determined by directors.
Common Stock – 71,128,456 common shares issued at March 31, 2018 and December 31, 2017	71,128	71,128
Preferred Stock – 9,891,800 preferred shares issued at March 31, 2018 and December 31, 2017	9,892	9,892

Additional Paid-in Capital	15,244,143	15,226,143

Deficit	(16,314,897)	(16,023,878)
Total Shareholders’ Deficiency	(989 ,734)	(716,715)

Total Liabilities and Shareholders’ Deficiency	$419,113	$349,096

Going Concern, Commitments and Contractual Obligations (Notes 2 and 9)
  The accompanying notes are an integral part of these unaudited consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
 (Stated in U.S. Dollars)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017

Revenue	$22,017	$48,093	$66,128	$67,773

Expenses
Advertising and promotion	6,690	18,470	21,079	22,892
Amortization	7,912	4,148	15,834	8,296
Consulting fees	24,549	277,409	60,219	320,484
Filing fees	5,150	2,714	11,578	5,148
Foreign exchange	(27,339)	16,744	(58,166)	16,355
Interest and bank charges	1,796	1,075	3,690	2,321
Inventory costs	15,028	13,628	31,124	17,976
Management fees	5,806	5,575	11,736	11,241
Office and administrative	15,076	17,593	31,361	42,125
Professional fees	12,770	443	12,770	8,789
Rent	20,974	31,545	42,881	64,014
Salaries, wages and benefits	97,230	185,576	190,856	313,341
Travel	4,120	6,535	4,355	9,508
Total Expenses	189,762	581,455	379,317	842,490

Operating Loss	$(167,745)	$(533,362)	$(313,189)	$(774,717)

Other Income
Interest income	22	19	31	31
Gain on disposal of automobile	–	–	22,139	–
	22	19	22,170	31
Net Loss for the Period	$(167,723)	$(533,343)	$(291,019)	$(774,686)

Basic and Diluted Loss per Common Share	$(0.00)	$(0.01)	$(0.00)	$(0.01)

Weighted Average Number of Common Shares Outstanding	71,128,456	71,128,456	71,128,456	71,128,456

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Stated in U.S. Dollars)
(Unaudited)

	Six Months Ended
	June 30,
	2018	2017

Cash Flows Provided By (Used In)

Operating Activities
Net loss for the period	$(291,019)	$(774,686)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	15,834	8,296
Share-based compensation	18,000	318,723
Inventory obsolescence	5,712	10,834
Gain on disposal of automobile	(22,139)	–
Changes in operating assets and liabilities:
Receivables	(28,779)	7,822
Prepaid expenses	(35,552)	(9,409)
Inventory	(10,248)	(2,368)
Accounts payable and accrued liabilities	13,909	(79,847)
Deferred revenue	(150)	–
Net cash used in operating activities	(334,432)	(520,635)

Investing Activities
Purchase of property and equipment	(1,079)	–
Proceeds from disposition of automobile	26,996	–
Net cash used in investing activities	25,917	–

Financing Activities
Proceeds from loans payable to related parties	335,966	483,584
Principal portion of lease payments	(6,689)	–
Net cash provided by financing activities	329,277	483,584

Net Increase (Decrease) in Cash	20,762	(37,051)

Cash, Beginning of Period	17,206	56,130

Cash, End of Period	$37,968	$19,079

Supplemental Disclosure of Cash Flow Information
Interest paid	$–	$–
Income taxes paid	$–	$–

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(Unaudited)
 (Stated in U.S. Dollars)

1.     BASIS OF PRESENTATION
The unaudited interim consolidated financial statements of Qwick Media Inc. (the “Company”) as of June 30, 2018 included herein have been prepared without audit pursuant to the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these consolidated financial statements be read in conjunction with the December 31, 2017 audited consolidated financial statements and notes thereto. The operating results for the six months ended June 30, 2018 are not necessarily indicative of the results that may be expected for any future quarter or the year ending December 31, 2018.
The unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), and are expressed in US dollars. These consolidated financial statements include the accounts of the Company and the accounts of the Company’s wholly owned subsidiaries, Qeyos Ad Systems Inc. (“Qeyos”), incorporated in British Columbia, Canada, and Wuxi Xun Fu Information Technology Co., Ltd. (“Wuxi”), incorporated in China. The Company’s fiscal year-end is December 31. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2017.
The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2017.
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Management evaluates estimates and judgments on an ongoing basis. Actual results could differ from these estimates. The significant areas requiring management’s estimates and assumptions include the fair value of shares issued to settle debt, stock based compensation, valuation of accounts receivable and inventory, estimated life, amortization rates and impairment of long-lived assets, valuation allowance for income tax purposes, and fair value measurement of financial instruments.
Our reporting and functional currency is the U.S. dollar.  However, a substantial portion of the expenses of our operationg subsidiary Qeyos is denominated in Canadian dollars.  The value of Canadian currency against the U.S. dollar may fluctuate and is affected by, among other things, changes in the political and economic conditions in Canada.  Fluctuations in exchange rates, primarily thos involving the U.S. dollar, may affect the relative purchasing power of our working capital and our balance sheet and earnings per share in U.S. dollars.  In addition, appreciation or depreciation in the value of the foreign currencies relative to the U.S. dollar will affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

2.    NATURE OF OPERATIONS AND GOING CONCERN
a)     Organization
The Company is governed by the corporate laws of the Cayman Islands.  It is currently a reporting issuer in the Provinces of British Columbia and Ontario, Canada. The Company’s principal executive offices are located in Vancouver, British Columbia. Its registered office is in the Cayman Islands.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(Unaudited)
 (Stated in U.S. Dollars)

2.             NATURE OF OPERATIONS AND GOING CONCERN (Continued)
The Company was incorporated on October 5, 2000 under the laws of the State of Nevada, and had since re-domiciled to the Cayman Islands and became a foreign private issuer with the United States Securities and Exchange Commission (the “SEC”).
On April 19, 2011, the Company incorporated Wuxi, an indirect wholly-owned subsidiary of the Company, in China.
For all periods presented, all significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.
b)    Going Concern
The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.
As shown in the accompanying unaudited consolidated financial statements, the Company has incurred accumulated losses of $16,314,897 as at June 30, 2018. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional financing, potentially through private placements and the issuance of promissory notes, but there is no assurance that such financing will be available on acceptable terms or at all. This raises substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

3. INVENTORY

	June 30, 2018	December 31, 2017

Computers	$9,714	$9,698
Monitors	34,515	31,779
Printers	3,574	2,175
Charging stations	24,608	24,968
Parts and enclosures	56,582	56,481
General	4,316	3,672
	$133,309	$128,773

During the six months ended June 30, 2018, the Company recorded inventory obsolescence in the amount of $5,712 (2017 - $10,834).

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(Unaudited)
 (Stated in U.S. Dollars)

4. EQUIPMENT
	June 30, 2018
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$37,381	$1,332
Computer software	1,950	1,950	–
Office furniture	11,828	7,179	4,649
Automobile	–	–	–
Equipment	52,395	44,084	8,311
Shop equipment	23,088	4,395	18,693
Shop equipment under capital leases	53,139	10,741	42,398
	$181,113	$105,730	$75,383

In March 2018, the automobile was disposed of for proceeds of $26,996 against net book value of $4,857 = (cost $8,669 less accumulated amortization of $3,812) for a gain of $22,139.

	December 31, 2017
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$37,115	$1,598
Computer software	1,950	1,950	–
Office furniture	11,828	6,745	5,083
Automobile	8,669	3,812	4,857
Equipment	52,395	42,743	9,652
Shop equipment	22,009	1,287	20,722
Shop equipment under capital leases	53,139	5,427	47,712
	$188,703	$99,079	$89,624

5. INTANGIBLE ASSETS

	June 30, 2018
	Cost	Accumulated Amortization	Net Book Value

Trademarks	$78,214	$24,825	$53,389
Patents	21,818	6,909	14,909
Intellectual property	7,388	2,339	5,049
	$107,420	$34,073	$73,347

	December 31, 2017
	Cost	Accumulated Amortization	Net Book Value

Trademarks	$78,214	$20,915	$57,299
Patents	21,818	5,818	16,000
Intellectual property	7,388	1,969	5,419
	$107,420	$28,702	$78,718

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(Unaudited)
 (Stated in U.S. Dollars)

6.     CAPITAL LEASE OBLIGATIONS
The Company leases shop equipment under capital leases at an effective annual interest rate of 5.56% over a period of 60 months ending in mid-2022.  At June 30, 2018 $40,619 (December 31, 2017 – $47,308) were owed on these leases.  During the six months ended June 30, 2018, $8,913 (Year ended December 31, 2017 – $4,684) in principal payments on the leases were made.  At June 30, 2018, future lease payments total $40,619 (December 31, 2017 – $47,308) consisting of $9,281 due in one year (December 31, 2017 – $9,475) and $31,338 due after one year (December 31, 2017 – $37,832).
The leased shop equipment are amortized over five years on a straight-line basis. At June 30, 2018, included in Equipment (Note 4) are shop equipment under capital leases of $53,139 (December 31, 2017 – $53,139) with a carrying value of $42,398 (December 31, 2017 – $47,712) after accumulated amortization of $10,741 (December 31, 2017 – $5,427).

7.    RELATED PARTY TRANSACTIONS AND AMOUNTS OWING
For the six months ended June 30, 2018, the Company carried out a number of transactions with related parties in the normal course of business.  These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.
The following are related party transactions and amounts owing at June 30, 2018 that are not otherwise disclosed elsewhere:
a)
For the six months ended June 30, 2018, the Company paid management fees of $11,736 (2017 – $11,241) to companies controlled by officers and directors; and salaries of $Nil (2017 – $56,205) to an officer of the Company and spouse.

b)
The Company recorded share-based compensation of $18,000 for the six months ended June 30, 2018 (year ended December 31, 2017 – $191,082) as consulting fees and salaries paid to directors and officers.

d)
As of June 30, 2018, the Company recorded in accounts payable and accrued liabilities:  (i) $7,176 (December 31, 2017 – $7,533) owed to a company controlled by a director; (ii) $9,967 (December 31, 2017 – $6,277) owed to a company controlled by an officer; and (iii) $6,151  (December 31, 2017 – $6,344) owed to a director of the Company.  The amounts owed are unsecured, non-interest bearing and due on demand.

e)
As of June 30, 2018, $1,247,404 (December 31, 2017 – $911,656) had been advanced by the President of the Company and by a company controlled by the President of the Company; The advances were unsecured, non-interest bearing and due on demand.

8.    STOCK OPTIONS
The Company adopted a Stock Option Plan under which the Company can grant up to 6,620,230 common shares to its officers, directors, employees and consultants.  The fair values of stock options granted are estimated at the date of the grant using the Black-Scholes option-pricing model.
On August 5, 2015, the Company granted 300,000 stock options to a director of the Company, each of which is exercisable into one common share of the Company at a price of $0.20 per share until July 31, 2020.  These options will vest as follows: 100,000 on July 31, 2015, 100,000 on July 31, 2016 and 100,000 on July 31, 2017
On September 4, 2015, the Company granted 1,000,000 stock options to an officer of the Company, each of which is exercisable into one common share of the Company at a price of $0.20 per share until September 4, 2020.  These options will vest as follows: 500,000 on September 4, 2015, 250,000 on September 4, 2016 and 250,000 on September 4, 2017.
The Company did not grant any stock options during the year ended December 31, 2016.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(Unaudited)
 (Stated in U.S. Dollars)

8.     STOCK OPTIONS (Continued)
On June 7, 2017, the Company granted 4,630,000 options to directors, officers, and third parties of the Company, of which each option is exerciseable for a period of 5 years at a price of $0.07. These options will vest as follows: 1,543,333 on June 7, 2017, 1,543,333 on June 7, 2018, and 1,543,333 on June 7, 2019.
During the year ended December 31, 2017, the Company recorded share-based compensation of $250,820 (2016 – $64,369,  2015 - $147,622) as consulting expenses and salaries related to the vesting  and issuance of stock options.
The fair value assumptions used were as follows:
	2017	2016	2015

Expected dividend yield	0%	N/A	0%
Risk-free interest rate	1.74%	N/A	1.51%
Expected volatility	140%	N/A	111%
Expected option life (in years)	5	N/A	4.94

The following table summarizes the continuity of the Company’s stock options:
	Number of Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (years)

Outstanding, December 31, 2015	1,900,000	$0.20	4.20

Granted	-	-	-
Expired	-	-	-

Outstanding, December 31, 2016	1,900,000	$0.20	3.20

Granted	4,630,000	$0.07	3.15
Outstanding, December 31, 2017 and June 30, 2018	6,530,000	$0.13	3.80

Exercisable, December 31, 2017 and June 30, 2018	3,443,333	$0.16	2.69

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(Unaudited)
 (Stated in U.S. Dollars)

8.     STOCK OPTIONS (Continued)

A summary of the status of the Company’s non-vested options and changes are presented below:
	Number of Options	Weighted Average Grant Date Fair Value

Non-vested at December 31, 2015	900,000	$0.15
Granted	-	-
Vested	(550,000)	$0.14

Non-vested at December 31, 2016	350,000	$0.16
Granted	4,630,000	$0.07
Vested	(1,893,333)	$0.07

Non-vested at December 31, 2017 and June 30, 2018	3,086,667	$0.18
As at June 30, 2018, there was $52,551 (December 31, 2017 – $70,551) in total unrecognized compensation cost related to non-vested stock options.
As at June 30, 2018, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
600,000	$0.20	April 30, 2019
300,000	$0.20	July 31, 2020
1,000,000	$0.20	September 4, 2020
4,630,000	$0.07	June 7, 2022
6,530,000

The Company did not grant any stock options during the six months ended June 30, 2018.

9.     REDEEMABLE PREFERRED SHARES
On November 15, 2011, the Company created one series of the 100,000,000 preferred shares it is authorized to issue, consisting of 25,000,000 shares, to be designated as Class A Preferred Shares.
During the year ended December 31, 2011, the Company completed a private placement with a company owned by the Company's President and Chief Executive Officer, consisting of the issuance of 1,000,000 Class A Preferred Shares at a price of $1.00 per Class A Preferred Share for gross proceeds of $1,000,000, and converted the principal amount of a debenture and accrued interest thereon to the related party, into an aggregate of 1,027,945 Class A Preferred Shares, at a conversion price of $1.00 per Class A Preferred Share.
As at December 31, 2015, the holder of the Class A Preferred Shares agreed to not exercise the retractable rights to have the Company redeem the Class A Preferred Shares, for the next two years.
On December 30, 2016, the Company amended the rights and restrictions of the Class A Preferred Shares to remove the redemption rights of the holder and revise the conversion rights.  The principal terms of the Class A Preferred Shares are as follows:
Voting rights – The Class A Preferred Shares have voting rights (one vote per share) equal to those of the Company’s common shares.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(Unaudited)
 (Stated in U.S. Dollars)

9.     REDEEMABLE PREFERRED SHARES (Continued)
Dividend rights – The Class A Preferred Shares carry a cumulative cash dividend of 10% of earnings before interest, tax, depreciation and amortization per annum.  The accrued dividends payable are classified as interest expense in the statements of operations.
Conversion rights – The holders of the Class A Preferred Shares have the right to convert each Class A Preferred Share, from time to time, at the option of the holder, into three common shares of the Company.
Redemption rights - At any time, the Company may redeem the Class A Preferred Shares for an amount equal to $1.00 per share plus the amount of any accrued and unpaid dividends thereon.
The Company had originally classified the Class A Preferred Shares as a liability because they are redeemable beyond the control of the Company.  As the modification of the Class A Preferred Shares added a substantive conversion option and removed the retractability feature, the Company has accounted for the modification as an extinguishment of the previous preferred stock and the issuance of new preferred stock.
The Company assessed the revised Class A Preferred Shares and concluded that they represented an equity host contract. The Company also concluded that conversion feature was clearly and closely related to the host contract and that the conversion feature was not beneficial.  The Company also assessed the redemption option and concluded that it did not meet the definition of a derivative.
Finally, the Company concluded that as the Class A Preferred Shares were no longer redeemable at the option of the holder that they should be classified as permanent equity.   The Company has determined that there was no difference between the fair value of the outstanding preferred shares and the modified preferred shares.  Upon the modification, the Company has reclassified the outstanding preferred shares from debt to permanent equity.
On December 30, 2016, the Company converted $7,863,855 of amounts owed to related parties into 7,863,855 Class A Preferred Shares at a price of $1.00 per Class A Preferred Share.
Effective December 30, 2016, accrued dividends payable to a director and his related holding company were waived.  The waiver was accepted by the Company’s Board of Directors as of December 30, 2016 such that the accrued dividends in the amount of $734,228 are discharged from the Company’s debt obligations.  As such dividends were expensed, the Company has recaptured an equivalent amount of other income in the amount of $734,228 effective December 30, 2016.

10.  COMMITMENTS AND CONTRACTUAL OBLIGATIONS
The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters other than disclosed below.  Management services provided are on a month-to-month basis.
The Company has entered into leases for the provision of facility space and capital assets until May 31, 2021 and July 31, 2022. At June 30, 2018, the Company’s future minimum lease payments for its leases are as follows:
Fiscal year ending December 31, 2018	$ 34,984 (CDN $ 46,068)
Fiscal year ending December 31, 2019	71,578 (CDN $ 94,257)
Fiscal year ending December 31, 2020	64,076 (CDN $ 84,378)
Fiscal year ending December 31, 2021	27,782 (CDN $ 36,585)
Fiscal year ending December 31, 2022	5,438 (CDN $ 7,160)
Total	$ 203,858 (CDN $ 268,448)

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(Unaudited)
 (Stated in U.S. Dollars)

10.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The following table presents information about the Company’s financial instruments that have been measured at fair value as of June 30, 2018, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

JUNE 30, 2018	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$37,968	$37,968	$37,968

DECEMBER 31, 2017	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$17,206	$17,206	$17,206

Due to the nature of cash, accounts payable and redeemable preferred stock, the fair value of these instruments approximated their carrying value.

11.   SEGMENTED INFORMATION
The Company’s business is considered as operating in one segment being the development of software and hardware for use in digital media kiosks.

12.   SUBSEQUENT EVENTS

On July 3, 2018 the Company announced it had signed a non-binding letter of intent dated July 1, 2018 with Main Street Media Company Ltd. (“Main Street”) pursuant to which the Company proposes to purchase all of the issued and outstanding securities of Main Street, and integrate business operations with Main Street.  The proposed transaction would include the issuance of a total of 100,001,000 common shares in exchange for all the issued and outstanding securities of Main Street at a deemed price of $0.0525 per share.  Additionally, Main Street shareholders would receive a total of 20,000,250 warrants to purchase common shares of the Company at an exercise price of $0.10 per common share for a term of three years.  An additional 1,000,000 warrants would be issued to advisors as compensation for the transaction.  Also, in relation to the transaction, the Company intends to complete a pre-closing non-brokered private placement of secured subordinated convertible debentures of the Company for total gross proceeds of up to $1,000,000 at a face value of $1,000 per debenture with a coupon of 9% per annum maturing on June 30, 2021.  The debenture would be convertible into common shares of the Company at $0.08 per share.  The proceeds from the private placement would be used to fund the costs of the proposed transactions, the hiring of additional sales and marketing professionals and for general working capital purposes.  The Company also intends to settle debt of approximately $700,000 through the issuance of Convertible Debentures, including shareholder loans of approximately $600,000.  Finally, as part of the transaction, the Company intends to convert approximately $1,000,000 of remaining shareholder loans into 19,047,619 common shares of the Company at $0.0525 per share. The transaction is expected to close in the fourth quarter of 2018.

On August 21, 2018 the Company announced it had entered into a Memorandum of Understanding for a strategic partnership with Main Street, whereby the Company and Main Street will immediately begin offering products to customers while proceeding through the formal process of the acquisition transaction.